Exhibit 4.9

THIRD AMENDMENT TO LICENSE AGREEMENT

THIS THIRD AMENDMENT TO LICENSE AGREEMENT (the “Amendment”) is made as of July 14, 2019 (the “Amendment Effective Date”) by and between Dekel Pharmaceuticals Ltd. (the “Licensor” or “Dekel”), and Therapix Biosciences Ltd., (the “Licensee” or “Therapix”). Licensee, on the one hand, and Licensor, on the other, may each individually be referred to in this Amendment as a “Party” and collectively referred to in this Amendment as the “Parties”.

WITNESSETH:

WHEREAS	The Parties have each agreed on the terms of the License Agreement signed as of May 20, 2015, as amended on August 19, 2015 and September 17, 2017 (the “Agreement”); and
WHEREAS	The Parties originally intended to exclude Consumer Packaged Goods (as defined below) from the scope of the license granted under the Agreement, which intention was not reflected in the Agreement, and therefore desire and agree to amend the Agreement to reflect the foregoing clarification as well as certain additional matters, all as set forth herein;

NOW, THEREFORE, the Parties hereby agree as follows:

1.	The above recitals are hereby made part of this Amendment.
2.	Unless expressly provided otherwise, all capitalized terms used and not otherwise defined herein shall bear the respective meanings ascribed to them in the Agreement.
3.	Effective as of the Amendment Effective Date the term “Licensed Product” shall be amended to read as follows:

“Licensed Product” shall mean any product that comprises, contains or incorporates the Licensed Technology or Developments, excluding Consumer Packaged Goods.

4.	Effective as of the Amendment Effective Date the following terms shall be added to the Agreement:

“Field” shall mean research and development, manufacturing, sale, distribution, marketing and commercialization of any product excluding Consumer Packaged Goods.

“Consumer Packaged Goods” means food, beverage, cosmetics, pet products and HEMP based products, which are sources of nutrients or other substances which may have a nutritional effect, alone or in combination, marketed in any form, namely, without limitation, forms such as capsules, pastilles, tablets, pills and other similar forms, sachets of powder, ampoules of liquids, drop dispensing bottles, and other similar forms of liquids and powders, where nutrients could be vitamins, minerals, herbal extracts, molecules and any other form of ingredients whatsoever.

5.	Effective as of the Amendment Effective Date, the first paragraph of Section 2.1 of the Agreement shall be amended to read as follows:

“As of the Effective Date (as defined below), Licensor hereby grants to Licensee and Licensee hereby accepts, an exclusive, irrevocable, worldwide, royalty-bearing, sublicensable license for the purpose of research and development, manufacturing, sale, distribution, marketing and commercialization of the Licensed Technology and the Licensed Products in the Field (the “License”).”

6.	Effective as of the Amendment Effective Date, it is agreed that the words “the Company” in line 2 of the definition of “M&A Transaction” will be deleted and replaced by the words “the Licensee”.
7.	Effective as of the Amendment Effective Date, Licensee hereby grants Licensor an exclusive, perpetual, royalty free, worldwide, sublicensable, assignable (which assignment shall be conditioned upon such assignee undertaking similar commitment to those set forth in Section 11 below) license, under all Patent Rights and know-how which constitute Developments for the sole purpose of research and development, manufacturing, sale, distribution, marketing and commercialization of Consumer Packaged Goods.
8.	Effective as of the Amendment Effective Date, Section 4.1 of the Agreement shall be amended to read as follows:

The Licensee undertakes, at its own expense, to use its commercially reasonable efforts to lead, manage and fund activities, costs and expenses in connection with the Licensed Technology formulation development and maintenance, including, without limitation, pre-clinical studies, GM manufacturing, clinical testing and patent filings and persecutions of the Licensed Technology and/or the Developments, by a total annual investment cap of US$ 350,000, or in accordance with an annual research and development plan and budget, which shall include, inter alia, timeframes and development milestones, to be mutually agreed on between the Parties (the “Development Plan”).

9.	The Parties hereby confirm that as of the date hereof, Licensee has complied with the provisions of Section 4 of the Agreement.
10.	It is hereby agreed that as of the date of this Amendment, Exhibit A of the Agreement is Exhibit A attached hereto and all Developments are set forth in Exhibit B attached hereto.
11.	Each of Dekel and Dr. Ascher Shmulewitz agrees and undertakes that they will not, during the term of the Agreement or, if shorter, the maximum period allowed under applicable law, compete or assist others to compete, whether directly or indirectly, with the business of Therapix in the Field. Each of Dekel and Dr. Ascher Shmulewitz agrees and undertakes that during the term of the Agreement or, if shorter, the maximum period allowed under applicable law, they will neither solicit for employment or any other engagement nor employ or otherwise engage any person employed by Therapix on the date of such termination or during the preceding 6 months, personally or in any business in which they are involved, including as shareholders, officers or directors, for any purpose or in any place, provided that the foregoing restriction shall not apply to employment or engagement of an employee: (i) following an employee’s affirmative response to a general recruitment effort carried out through a public solicitation or general solicitation, or (ii) upon an employee’s initiative.

12.	If any one or more of the terms contained in Section 11 shall, for any reason, be held to be excessively broad with regard to time, geographic scope or activity, such term shall be construed in a manner to enable it to be enforced to the extent compatible with applicable law.
13.	In the event that either of Dekel and Dr. Ascher Shmulewitz breaches any of the obligations set forth in Section 11, and fails to cure such breach within 10 days from the Company’s written notice, the provisions of Sections 3, 4, 5 and 7 shall become null and void, and the original terms prior to such amendment shall apply.
14.	Unless amended hereby, all provisions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed by their duly authorized representatives as of the date first above written.

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[Signature page to Third Amendment to the License Agreement between Dekel and Therapix]

THERAPIX BIOSCIENCES LTD.	DEKEL PHARMACEUTICALS LTD.

/s/ Amit Berger; /s/ Oz Adler	/s/ Ascher Shmulewitz
Signature (By)	Signature (By)

Amit Berger; Oz Adler	Ascher Shmulewitz
Name	Name

Director; CFO	Chairman
Title	Title

July 28, 2019	July 28, 2019
Date	Date

AGREED AND ACCEPTED:

DR. ASCHER SHMULEWITZ

/s/ Ascher Shmulewitz
Signature (By)